210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Nomination of Two New Directors

CALGARY, AB, May 21, 2014 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced the nomination of Ms. Linda Hohol and Ms. Angela Holtham to its slate of directors for election by shareholders at its upcoming Annual General Meeting to be held June 18, 2014 in Toronto, Ontario, Canada. The Company today also announced that Fred Stewart, QC will not be standing for re-election at this year’s meeting.

“Fred Stewart has been an integral part of Oncolytics since its start as an active company,” said Dr. Brad Thompson, Chairman, President and CEO of Oncolytics.  “I want to take this opportunity to thank Fred for his many years of service to Oncolytics and to say how much I will miss his counsel.”

“The potential election of Linda Hohol and Angela Holtham at our upcoming Annual Meeting will bring a wealth of experience to the Board of Directors of Oncolytics Biotech Inc.,” said Mr. Bob Schultz, Lead Director of Oncolytics. “My fellow directors and I look forward to working with them.”

Over a 26-year career with CIBC, Ms. Hohol held progressively senior retail and commercial banking positions before advancing to the role of Executive Vice President, Wealth Management. Most recently she was President of the TSX Venture Exchange where she was instrumental in raising the profile of the Exchange as a means for small and medium market capitalization companies to access capital, while also driving improved financial performance of the organization. She has held director positions for a number of public and private organizations and is currently a director of Canadian Western Bank, EllisDon Construction and NAV Canada, serving on the Audit and Finance Committees of all three companies. Most recently she was a director of Export Development Canada (Chair Human Resource Committee) and Canada Foundation for Innovation (Chair Audit and Finance Committee). Ms. Hohol is a graduate of the Executive Development Program of the Kellogg Business School, a Fellow of the Institute of Canadian Bankers and attended the International Banking Summers School in Japan.

Ms. Holtham held a number of financial positions over a 19-year career with the Canadian subsidiary of Nabisco Inc., rising to become Senior Vice President and Chief Financial Officer. In 2002, she joined Toronto, Ontario-based Hospital for Sick Children as Vice President, Finance and Chief Financial Officer, a position she held for eight years. Through her career she has participated in myriad initiatives ranging from traditional finance functions and operations oversight to intellectual property portfolio management and mergers and acquisitions. Ms. Holtham is an FCPA, FCMA, holds an MBA from the University of Toronto – Rotman School of Management and has completed the Institute of Corporate Directors Designation (ICD.D).

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the date for the Company's upcoming Annual Meeting of shareholders, the potential election of Linda Hohol and Angela Holtham at the Annual Meeting, the potential benefits to the Board of Directors of the future election of Linda Hohol and Angela Holtham and such other similar statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, a change in the date of the Annual Meeting, an indefinite delay or postponement of the Annual Meeting, certain director nominees, including Linda Hohol and Angela Holtham being unable to serve on the Board of Directors, if elected, due to unanticipated circumstances, failure of the shareholders to elect Linda Hohol or Angela Holtham to the Board of Directors, changing economic circumstances altering Board of Directors composition and needs and other risks and uncertainties. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 - 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	Dian Griesel, Inc. Susan Forman 335 West 38th Street, 3rd Floor New York, NY 10018 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com